Jeffs’ Brands Ltd

3 Hanechoshet Street

Tel Aviv, Israel

July 28, 2022

Via EDGAR

Donald Field

Katherine Bagley

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NEs

Washington, DC 20549

Re:	Jeffs’ Brands Ltd
Registration Statement on Form F-1
Filed July 14, 2022
File No. 333-262835

Dear Sir and Madam:

The purpose of this letter is to respond to your letter of July 18, 2022, regarding the abovementioned Registration Statement on Form F-1 (“Form F-1”) of Jeffs’ Brands Ltd (the “Company”, ‘we’, “us” or “our”). For your convenience, your original comments appear in bold text, followed by our response. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Form F-1. We are concurrently filing Amendment No. 5 to the Form F-1 (“Amendment No. 5”).

Amendment No. 4 to Registration Statement on Form F-1

General

1.	Please refer to Exhibits 5.1 and 5.2. Please have counsel file updated legal opinions. In this regard, we note that the composition of the registered units has changed (i.e. the number of included warrants) and the maximum aggregate offering amount has increased from $53,543,750 to $62,456,250. Please have counsel revise each opinion as applicable, and please consider opining on the total number of each of the securities being registered as opposed to the total offering amount.

Response:  In response to the Staff’s comment, the Company has filed updated legal opinions as Exhibits 5.1 and 5.2 to Amendment No. 5.

If you have any questions or require additional information, please call the Company’s attorneys, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Jeffs’ Brands Ltd

By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Angela Gomes, Esq., Sullivan & Worcester LLP